#770 - 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.                                                                                                                                                                                                                                                                                          November 12, 2010
For Immediate Release                                                                                                                                                                                                                                                                                                 NR#10-15

MAG SILVER REPORTS THIRD QUARTER FINANCIAL RESULTS

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE-A: MVG) (“MAG” or the “Company”) announces the Company’s unaudited financial results for the three and nine months ended September 30, 2010.  For complete details of the Third Quarter Interim Financial Statements and Management’s Discussion and Analysis, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

Highlights for the quarter ended September 30, 2010 include (all amounts herein are reported in Canadian dollars unless otherwise specified):

•

The Company maintained a strong cash position as at September 30, 2010 of $46.5 million.

•

Minera Juanicipio S.A. de C.V (“Minera Juanicipio”), a 56%/44% joint venture between Fresnillo plc (“Fresnillo”) and MAG, appointed AMC Mining Consultants (Canada) Ltd. to undertake a prefeasibility study for the development of a standalone underground silver mine on the Juanicipio property, expected to be completed by the end of calendar 2010.

•

The Company announced the release of an initial mineral resource estimate for the Pozo Seco molybdenum-gold discovery prepared by Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”). Indicated Mineral Resources are estimated at 29.1 million tonnes grading 0.147% Mo (Molybdenum) and 0.25 g/t Au (Gold). Inferred Mineral Resources are estimated at 23.4 million tonnes grading 0.103% Mo and 0.17 g/t Au.

At September 30, 2010 the Company had working capital of $47,115,059 compared to $31,907,471 at September 30, 2009, including cash on hand of $46,507,043 (2009: $30,491,397). Accounts receivable at September 30, 2010 totaled $ 2,213,064 and was comprised primarily of value added taxes repayable to the Company by the Government of Mexico.  Current liabilities at September 30, 2010 amounted to $2,149,201 and were attributable primarily to accrued legal and exploration (drilling) expenses. The increase in the Company’s cash and working capital position at September 30, 2010 as compared to the prior period is attributable to a completed brokered private placement financing that closed on May 18, 2010, whereby the Company issued 4,603,500 common shares of the Company at a price of $7.65 per share for net proceeds of $33,148,722. The net proceeds of the offering are being used to fund exploration and predevelopment of Juanicipio and Cinco de Mayo as well as for working capital.

During the three and nine months ended September 30, 2010, the Company incurred $96,153 and $319,733 respectively on property acquisition costs (2009: $558,438 and $1,537,943 respectively) and $2,749,610 and $8,894,696 respectively for exploration expenditures (2009: $ 2,285,951 and $13,169,566 respectively) on MAG’s 100% owned properties.  In the three months ended September 30, 2010, the Company’s exploration activity was primarily focused on its 100% owned Cinco De Mayo property, where $2,085,651 in exploration expenditures were incurred in the quarter (2009: $ 1,226,832) and 10,720 metres drilled (2009: 5,536 metres). Exploration on the Company’s other 100% owned projects (Batopilas, Lagartos SE, Salemex, Guigui, Lorena, Camino Duro, and Nuevo Mundo) was minimal in the quarter amounting to $648,852 (2009: $1,059,119), and was primarily focused on the Salemex project where exploration results did not meet the Company’s criteria for maintaining the property and property costs of $2,046,937 were consequently written off in the quarter. The Company also spent on its own account and through advances to Minera Juanicipio $1,028,417 (2009: $34,631) and $2,505,662 (2009: $1,145,627) on the Juanicipio property for its 44% of acquisition and exploration costs in the three and nine months ended September 30, 2010, respectively. The Company makes cash deposits to Minera Juanicipio from time to time as cash calls are made by operator Fresnillo.

The loss before interest income and unrealized gain on warrant mark to market for the three months ended September 30, 2010 was $4,541,026 compared to a loss for the same period in 2009 of $1,351,265.  The increase in the current quarter’s loss as compared to the prior period was primarily due to the Salemex mineral property write-off of $2,046,937 referred to above (2009: $46,356) and an increase in legal expenses for the current quarter to $948,890 (2009: $166,713) as the Company prepared for the arbitral hearings held in the current quarter in connection with the arbitration proceedings against Fresnillo (see below).  Also included in the loss for the three months ended September 30, 2010 was stock compensation expense (a non-cash item) totaling $568,067 (2009: Nil) as calculated on 385,000 stock options granted in the quarter (2009: Nil) to two new officers of the Company. The fair value of all stock-based compensation is estimated using the Black-Scholes-Merton option valuation model and is recorded in operations or capitalized against properties over the vesting period of the options.  This option pricing model uses various data inputs such as the level of dividends paid, the weighted average volatility of the Company’s shares price, an annual risk-free interest rate, an expected term of the option, as well as the market price of the Company’s shares at the date of the grant.

Juanicipio Property

The Company’s primary asset continues to be its 44% holding in Minera Juanicipio which in turn owns and operates the Juanicipio property located in the Fresnillo District, Zacatecas State, Mexico.  The remaining 56% of Minera Juanicipio is owned by the joint venture operator, London Stock Exchange listed Fresnillo.

During Fresnillo’s attempted hostile bid for MAG in late 2008 and into 2009, the Company initiated arbitration proceedings with the International Chamber of Commerce (“ICC”) pursuant to the dispute resolution provisions contained in the Minera Juanicipio Shareholders Agreement.  The Company is seeking a ruling to confirm that the standstill provisions contained in the Minera Juanicipio Shareholders Agreement prevent Fresnillo from acquiring control of the Company without the Company’s prior consent, and is also seeking damages and relief in relation to other alleged violations by Fresnillo as operator under the Shareholders Agreement.

An arbitral tribunal has been established in the arbitration proceedings, and on April 20, 2010, the ICC Court provided notice to both MAG and Fresnillo that the procedural terms of reference and a preliminary timetable had both been approved. As part of the arbitration proceedings, the Company has filed various documents and evidence in support of its claims and, in October 2010, a hearing was held in Mexico City before the ICC arbitral tribunal.  Written legal submissions are scheduled to be submitted to the arbitral tribunal in December 2010, and a tribunal decision is anticipated for the first quarter of 2011.  Results of litigation are inherently uncertain and there can be no assurances as to the final outcome.

On July 15, 2010, MAG confirmed an earlier report by Fresnillo plc dated July 14, 2010, that Minera Juanicipio S.A. de C.V had appointed AMC Mining Consultants (Canada) Ltd. to undertake a prefeasibility study for the development of a standalone underground silver mine on the Juanicipio Property. The prefeasibility study has been commissioned as one of the studies necessary to explore the manner in which the Juanicipio Property should be developed and is expected to be completed by the end of calendar 2010.  The Juanicipio joint venture, at Fresnillo’s request, had previously appointed SRK Consulting to conduct an audit of Juanicipio’s total resources, which confirmed the indicated and inferred resources estimated by Fresnillo plc. Scott Wilson RPA, on behalf of MAG, is conducting an independent resource estimation anticipated to be released in the fourth quarter of 2010.

As at September 30, 2010, through Minera Juanicipio cash calls, the Company had funded US$2.3 million of its 44% share of the 2010 joint venture budget, representing expected expenditures through November 2010 as reported by the operator Fresnillo. In the nine months ending September 30, 2010, Fresnillo, as the operator, has completed 21,807 metres of drilling in 35 holes on the property, representing 87% of the proposed drilling for the year.

The 2010 exploration program on the Valdecañas Vein was designed primarily to convert as much of the contained ounces from an inferred into an indicated resource category. As at September 30, 2010, 47.8% of the total contained ounces were classified as indicated, as reported by Fresnillo. The Minera Juanicipio technical committee, at a session in September and on the proposal of Fresnillo, agreed to drill an additional four holes on the Valdecañas Vein over and above the agreed 2010 drilling program. This drilling is scheduled to be completed before year-end in areas of the Valdecañas vein where there is a high probability of converting more of the resource to indicated from inferred.

Several holes in the 2010 exploration program have intersected very wide and high grade silver mineralization in the footwall vein along the western end of the Valdecañas Vein.  The best intercept was Hole JA which returned 5.66 metres, grading 1,241 grams per tonne (“g/t”) silver (36.2 ounces per ton (“opt”)), 0.27 g/t gold, 1.05% lead and 2.36% zinc. Some of the earlier drill holes intersected the footwall vein but many holes were not continued far enough to reach the footwall vein.  The technical committee agreed to review the drilling to date on the Valdecañas vein to determine if holes that did not intersect the footwall vein can be re-entered and deepened to help fill in areas where significant intercepts have been previously reported.  A determination is pending. At this time, there appears to be excellent exploration potential to extend the footwall vein down dip and to the west to the boundary of the joint venture.

So far in 2010, the joint venture has drilled 4 holes (a fifth is in progress) on the Juanicipio Vein.  Intercepts continue to exhibit high silver and gold grades over narrow widths and the program continues to delineate the vein along strike to the west.  The best intercept in 2010 is Hole 19R which returned 0.52 metres grading 731 g/t silver (21.3 opt), 2.09 g/t gold, 10.50% lead and 7.66% zinc.  Drilling continues to delineate the vein along strike to the west; the vein has been traced for almost 1,400 metres to the west and remains open.

Drilling on a structure mid-way between the western portion of the Valdecañas Vein and the Juanicipio Vein has intersected a possible new and well-mineralized vein, as yet unnamed.  This vein is believed to have been intersected at a high angle indicating a north dipping attitude (opposite to the known veins in Juanicipio, but comparable to known veins in the Fresnillo Mine area).  The true width is estimated at 2.75 metres and grades 490 g/t silver (14.3 opt), 0.94 g/t gold and negligible base metal values. Comparing it to the Valdecañas Vein, the elevation of the intercept, the low base metal values, the vein textures, and mineralogy indicate that this zone has been intersected near or at the top of the bonanza zone elevation. Additional drilling is required to confirm the continuity of this possible new vein and determine its strike and dip. Hole 41P was drilled to intercept the vein in 37P about one hundred metres down dip on the same section. A third hole was also agreed to by the Technical Committee to test the structure / vein one hundred metres to the west and at the same elevation as 37P.

Cinco de Mayo

The Company achieved a major molybdenum-gold discovery in 2009 at the Company’s 100% owned Cinco de Mayo property and that property has now attained “stand-alone” importance to the Company. On August 4, 2010 Scott Wilson RPA delivered a Mineral Resource estimate for the Pozo Seco deposit based on drill results available to July 12, 2010. At a cut-off grade of 0.022% molybdenum, the Indicated Mineral Resources are estimated at 29.1 million tonnes grading 0.147% molybdenum and 0.25 g/t gold, containing 94.0 million pounds molybdenum and 230,000 ounces gold. The Inferred Mineral Resources are estimated at 23.4 million tonnes grading 0.103% molybdenum and 0.17 g/t gold, containing 53.2 million pounds molybdenum and 129,000 ounces gold.  This resource estimate summary statement has been read and approved by David A. Ross, P.Geo, Senior Consulting Geologist at Scott Wilson RPA who is the independent qualified person as defined under National Instrument 43-101. A National Instrument 43-101 technical report documenting this mineral resource estimate was filed on SEDAR on September 10, 2010 (www.sedar.com).

Metallurgical testing initiated in the previous quarter in order to assess the mineral recoverability of molybdenum and gold was ongoing throughout the quarter ended September 30, 2010.  Pozo Seco is an oxide molybdenum/gold deposit and both leaching and flotation techniques are being tested. Preliminary results of this initial metallurgical work are now expected in the fourth quarter of 2010.

The body remains open in several directions, but the exploration focus has shifted towards finding the inferred large-scale source of this major Carbonate Replacement Deposits (“CRDs”) system while the metallurgical studies for Pozo Seco are underway. During the three months ended September 30, 2010, the Company incurred $2,085,651 in exploration costs at Cinco de Mayo. Holes CM10-266 to CM10-294 were completed in third quarter for a total of 10,720 metres drilled, with detailed assay results available at http://www.magsilver.com/i/pdf/2010-11-12_Q3MDAE.pdf. By late in the third quarter drilling was advancing with four drill rigs dedicated to tracing mineralized structural zones that may have fed, or been fed from the Pozo Seco mineralization zone. Exploration advances by locating these structures, determining their geometry and attempting to follow their geological and geochemical signatures back towards their source; a process called “vectoring”. A comparison with similar CRD systems in the region indicates that the scale of vectoring may range from a few hundred metres to several thousand metres, so a number of holes may be required to trace an individual structure.  Many of the structures suitable for vectoring are referred to as “fugitive calcite veins” containing manganese-bearing calcite and/or quartz-barite-calcite fillings carrying varying gold, silver, copper, lead, zinc, and tungsten values.  “Fugitive veins” are so named because they are deposited from partially spent ore-fluids that have leaked, or “escaped” from the principal ore-deposition zone. Their degree of mineralization and geochemistry tends to vary systematically as they diminish outwards from their source.  Similar veins encountered above and around high grade manto, chimney and skarn zones in most of the world’s large CRDs have historically been used as exploration guides and followed for tens to hundreds of metres into ore bodies.

Outlook

MAG had initially approved a total exploration and administration budget of approximately $15 million for 2010.  Of the original 2010 budget, $2.9 million was allotted for the Company’s 44% share of both Minera Juanicipio’s US$4.4 million 2010 exploration budget and its US$1.5 million engineering budget for a prefeasibility study. Over 40% of the Company’s remaining 2010 budget had been committed to exploration at Cinco de Mayo (approximately $5.0 million), and the balance to other exploration (approximately $2.2 million) and administration (approximately $4.9 million).

However, as exploration expenditures on Cinco de Mayo in the first six months of the year ($5,415,683) exceeded the initial $5 million budget due to accelerated and additional drilling, the Company revaluated its exploration plans during the third quarter and revised its 2010 Cinco de Mayo budget to $8.8 million. At the same time, the Company increased its overall exploration budget to account for new projects (Mojina and Esperanza).  The revised total exploration and administration budget for 2010 was approved at $19.9 million, of which approximately $13.4 million has been expended to September 30, 2010.

It is expected that diamond drilling will continue aggressively on and around the "Pozo Seco" area at Cinco de Mayo through the balance of the year, as drilling results continue to demonstrate the high exploration and resource potential of the property and justify continued exploration and subsequent expenditures.  Drilling at Juanicipio by operator Fresnillo is expected to continue at roughly the same level in 2010 as it did in 2009 at approximately 26,000 metres, and the prefeasibility study is expected to be completed by the end of calendar 2010.

Presently, MAG has four drills operating at Cinco de Mayo while at Juanicipio the joint venture has a total of five drills testing the Valdecañas Vein, the Juanicipio Vein and exploring for other veins. The Company intends to continue to take all steps necessary to protect its rights under the Minera Juanicipio Shareholders Agreement.  The Company also intends to grow its independent project portfolio through successful exploration and acquisitions.

About MAG Silver Corp. (www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a molybdenum-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State.  MAG and Fresnillo plc are jointly delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State.  The total contained metals at the Juanicipio property on a 100% project basis in the Indicated Resource are 83 million ounces of silver, 210,000 ounces of gold and 155 million pounds of lead and 269 million pounds of zinc. The Inferred Resources contain an additional 106 million ounces of silver, 356,000 ounces of gold and 301 million pounds of lead and 498 million pounds of zinc. MAG is based in Vancouver, British Columbia, Canada. MAG’s common shares trade on the TSX under the symbol MAG and on the NYSE-Amex under the symbol MVG.

On behalf of the Board of

MAG SILVER CORP.

"Larry Taddei"

Chief Financial Officer

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE-Amex has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101—Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Qualified Person: Unless otherwise noted, Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is the vendor of this project, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

Please Note:

Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html